Filed Pursuant to Rule 433

Registration Statement No. 333-200914

Relating to the Preliminary Prospectus Supplement

Dated November 17, 2015

(To Prospectus dated December 12, 2014)

November 17, 2015

Endurance Specialty Holdings Ltd.

Pricing Term Sheet

Issuer:	Endurance Specialty Holdings Ltd. (“ENH”)

Securities:	Depositary Shares, each representing a 1/1,000th interest in a share of the Issuer’s 6.350% Non-Cumulative Preferred Shares, Series C

Format:	SEC-Registered

Size:	$200,000,000; 8,000,000 Depositary Shares

Overallotment Option:	$30,000,000; 1,200,000 Depositary Shares

Liquidation Preference:	$25,000 per Preferred Share (equivalent to $25 per Depositary Share)

Ratings / Outlook*:	Ba1 / Positive (Moody’s); BBB- / Stable (S&P)

Trade Date:	November 17, 2015

Settlement Date:	November 24, 2015 (T + 5)

Maturity:	Perpetual

Dividend Rate and Payment Dates:	When, as and if declared by the Issuer’s board of directors or an authorized committee thereof, the Issuer will pay dividends on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2016, at a annual rate of 6.350% from and including the Settlement Date

Day Count Convention:	30/360

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share for Retail Orders (7,275,000 shares total) and $0.5000 per Depositary Share for Institutional Orders (725,000 shares total)

Price to Public:	$25 per Depositary Share

Net Proceeds to Issuer:	$193,908,437.50 (before expenses)

Payment Business Days:	New York

Payment Convention:	Following; unadjusted

Optional Redemption:	The Preferred Shares represented by Depositary Shares are not redeemable prior to December 15, 2020, except in specified circumstances relating to certain tax or corporate events or within 90 days following the occurrence of a “capital redemption trigger date” (as defined in the preliminary prospectus supplement). On and after December 15, 2020, the Preferred Shares represented by Depositary Shares will be redeemable at the Issuer’s option, in whole or in part, from time to time, at a redemption price equal to $25,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “ENHPRC”

Depositary Shares CUSIP; ISIN:	29267H406; US29267H4065

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC ING Financial Markets LLC Lloyds Securities Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from Morgan Stanley & Co. LLC by calling toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC by calling toll-free at 1-800-645-3751.